July 6, 2006

Mr. Robert L. Moody
Chairman of the Board and Chief Executive Officer
National Western Life Insurance Company
850 East Anderson Lane
Austin, Texas 78752-1602

> **Re:** **National Western Life Insurance Company**
> **Form 10-K for fiscal year ended December 31, 2005**
> **Form 10-Q/A for the quarter ended March 31, 2006**
> **File No. 002-17039**

Dear Mr. Moody:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(E) Derivatives, page 56

1. Please describe the basis for your conclusion that the investment component in your equity linked life insurance contracts did not contain an embedded derivative meeting the requirements of paragraph 12 of SFAS 133 for separate accounting. Refer us to the technical guidance upon which you relied in making this determination.

(L) Changes in Accounting Principles, page 60

2. In the first quarter of 2004, you adopted reserving methods in accordance with SOP 03-1 guidance for your two-tier annuity products. You disclose that adoption of this SOP required a reserve equal to the cash surrender value plus an additional liability for expected annuitizations. This new basis resulted in a lower reserve than the account balance value, which was your previous reserve basis. SOP 03-1 requires that two tier annuity reserves be computed as the sum of (A) contract holder account balance liability using the lower tier crediting rate and (B) an additional liability, if the present value of annuity payments using the higher tier crediting rate exceeds the expected account balance value at the annuitization date. Please explain in greater detail how you applied SOP 03-1, particularly your use of cash surrender value to determine these reserves. Describe how cash surrender value is calculated and the primary differences between this amount and the account balance value.

3. You state that SOP 03-1 did not impact your accounting related to sales inducements. Please refer us to the technical guidance upon which you based your accounting for sales inducements prior to the adoption of SOP 03-1.

4. Please explain the basis for your conclusion that your   insurance products other than two-tier annuities were not subject to the technical guidance in SOP 03-1. In a disclosure-type format, provide an expanded description of your equity-linked life and annuity products, including the extent and terms of all minimum guarantees, and the liability valuation methods and assumptions as required by paragraph 38 of SOP 03-01.

Form 10-Q/A Quarterly Period Ended March 31, 2006

(2) Changes in Accounting Principles, page 9

5. You adopted SFAS 123R as of January 1, 2006, disclosing that it had no material impact on your financial statements. However, it appears you omitted the minimum required information to meet the disclosure requirements of paragraph 64 of SFAS 123R. Refer to paragraphs A240 and A241 of SFAS 123R. Please provide this information in a disclosure-type format or explain why you concluded that these disclosures were not necessary.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant